HOGAN & HARTSON, L.L.P.

111 South Calvert Street

Suite 1600

Baltimore, MD 21202

410.659.2700

May 17, 2005

BY EDGAR AND OVERNIGHT DELIVERY

Barbara C. Jacobs

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W., Mail Stop 4-6

Re: Tripos, Inc.
Registration Statement on Form S-1
Filed April 1, 2005
Registration No. 333-123742

Dear Ms. Jacobs:

On behalf of Tripos, Inc. (the "Company"), we are responding to the comments of the Staff of the Securities and Exchange Commission in your letter dated April 28, 2005, to John P. McAlister, III, President and Chief Executive Officer of the Company, with respect to the Company's Registration Statement on Form S-1 referred to above.

In response to your letter, set forth below are your comments in italics followed by our responses to your comments.

Recent Developments

1. You are seeking to register securities that you issued to former shareholders of Optive Research, Inc., which was acquired in January 2005, and certain institutional investors pursuant to a purchase agreement dated December 2004. Disclosure of these transactions appears in Forms 8-K, yet we are unable to locate the registration rights agreement, if any, entered into with the former shareholders of Optive Research, or the December 2004 purchase agreement as exhibits to any Forms 8-K or this S-1. Please advise.

Response: The Company did not enter into a separate registration rights agreement with the former shareholders of Optive Research or with the institutional investors under the stock purchase agreement. The relevant provisions relating to the Company's obligation to register the shares issued to the former Optive Research shareholders are set forth in Section 5.5 of the Agreement and Plan of Merger among Tripos, Inc., Owl Acquisition, Inc., Optive Research, Inc., Dr. Robert S. Pearlman and Bryan S. Koontz, a copy of which was filed as Exhibit 2.1 on a Form 8-K, filed with the Securities and Exchange Commission on January 10, 2005.

The Company has filed a copy of the letter agreement (the "Letter Agreement") dated December 21, 2004, among Horizon Technology Funding Company II LLC ("HTF II"), Horizon Technology Funding Company III LLC ("HTF III"), and Sand Hill Venture Debt Fund III, LLC, as purchasers, and Tripos, Inc., as issuer, relating to the issuance of shares of Company common stock to the issuers, as Exhibit 10.11 to Amendment No. 1 to the Registration Statement on Form S-1. The relevant provisions relating to the Company's obligation to register the shares issued to the purchases are set forth in Section 3 of the Letter Agreement.

The Company issued warrants to purchase an aggregate of 156,250 shares of the Company's Common Stock to HTF II and HTF III in connection with the provision by those entities of debt financing in the amount of $3.5 million. The warrants provide that the shares issuable upon exercise of the warrants shall be included in the registration statement filed by the Company pursuant to the Letter Agreement

Selling Shareholders

2. Please disclose the natural persons who exercise sole or shared voting and/or investment power over Horizon Technology Funding Company II, LLC, Horizon Technology Funding Company III, LLC and Sand Hill Venture Debt III, LLC. This disclosure may be included in the footnotes to the table. See interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the publicly available CF Telephone Interpretation manual, as well as interpretation I.60 of the July 1997 version of the telephone interpretation manual.

Response: The Company has revised the disclosure on page 59 to identify the natural persons who have voting or investment control over Horizon Technology Funding Company II, LLC, Horizon Technology Funding Company III, LLC and Sand Hill Venture Debt III, LLC.

3. Tell us whether any of the selling shareholders are affiliates of a registered broker-dealer. To the extent that any selling shareholder is an affiliate of a broker-dealer, please disclose this in the footnotes to the selling shareholder table and disclose whether the seller purchased the shares in the ordinary course of business and at the time of the purchase of the securities to be resold, the seller had any agreements or understandings, directly or indirectly, with any person to distribute the securities.

Response: None of the selling shareholders have identified themselves to the Company as affiliates of a registered broker-dealer.

* * * * *

If you have any questions or would like further information concerning the Company's responses to your comment letter, please do not hesitate to contact me at (410) 659-2755. Thank you for your consideration.

Respectfully submitted,

/s/ Thene D. Martin

Thene M. Martin

ccs: John P. McAlister, III

B. James Rubin

John D. Yingling

Henry D. Kahn

Enclosures